SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

Table of Documents Filed

Page
1.	Press release entitled, “Notice Regarding Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2006” made public on February 7, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 8, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

February 7, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Notice Regarding Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2006

Tokyo, Japan – February 7, 2006 – ORIX Corporation today announced that the Board of Directors of ORIX Corporation has decided to revise the dividend forecast for the fiscal year ending March 31, 2006. Details are shown below.

1. Details of Revision

Fiscal Year End Dividend
Previously Announced Forecast* (November 8, 2005)	40 yen per common share
Revised Forecast	90 yen per common share
(Reference) Fiscal Year Ended March 31, 2005	40 yen per common share

*	As required under the disclosure rules of the Tokyo Stock Exchange.

2. Reason for Revision

ORIX is attempting to achieve further growth and increase corporate value over the mid to long-term by appropriating retained earnings to business fields that are expected to achieve high earnings while distributing profits to investors through a steady dividend.

In consideration of the above policy and the recent business environment, we have revised the dividend forecast from 40 yen to 90 yen per common share for the fiscal year ending March 31, 2006.

Reference

ORIX announced results for the nine months ended December 31, 2005 of the fiscal year ending March 31, 2006 on February 7, 2006.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.